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                                          SEC FILE NUMBER
                                               0-19666
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                                               CUSIP NUMBER
                                               71940K109
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                        UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One): [x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q [ ] Form N-SAR CUSIP NUMBER

            For Period Ended: December 31, 1997
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:-----------------------
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Read Instruction (on back page) Before Preparing Form. Please
Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

                          Physician Computer Network, Inc.
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Former Name if Applicable

1200 The American Road
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        Address of Principal Executive Office (Street and Number)

Morris Plains, N.J. 07950----------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       [x]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
       effort or expense;
[x]    (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or Form
N-SAR, or portion thereof, will be filed on or before the
fifteenth calendar day following the prescribed due date; or
the subject quarterly report of transition report on Form
10-Q, or portion thereof will be filed on or before the
fifth calendar day following the prescribed due date; and
[ ]    (c)  The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



See Annex - Part III attached hereto SEC 1344 (6/94)

PART IV - OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

           Paul Antinori             (973)            490-3112
       -----------------------  --------------      --------------
            (Name)                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding
12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is
no, identify report(s).         [x]Yes    [ ] No
       -----------------------------------------------------------

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              [x] Yes   [ ] No              If so, attach an explanation
                                     of the anticipated change,
                                     both narratively and
                                     quantitatively, and, if
                                     appropriate, state the reasons
                                     why a reasonable estimate of
                                     the results cannot be made.

       See Annex - Part IV attached hereto
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                    Physician Network Computer, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
                                     /s/ Paul Antinori
Date March 31, 1998        By--------------------------------
                                     Paul Antinori, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
-------------------------ATTENTION-------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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GENERAL INSTRUCTIONS

       1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
       Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.     Amendments to the notifications must also be filed on form
12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section
232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
(Section 232.13(b) of this chapter).

  ANNEX TO FORM 12B-25 FOR PHYSICIAN COMPUTER NETWORK, INC.

  PART III - NARRATIVE

       On March 3, 1998, the Company announced that the completion of the audit of the Company's financial statements for the year ended December 31, 1997 has been delayed because the Company's independent auditors, KPMG Peat Marwick, have recently identified certain instances during the 1997 period in which the Company had improperly recognized items of revenue and expense. The Company is continuing to review the nature and extent of these matters and the effect of these matters on the Company's financial results for and during the year ended December 31,
1997.   In connection with such review, the auditors have also expanded their audit procedures. The Company has devoted substantial resources to this continued review, to the audit and to the preparation of the Company's financial statements for the year ended December 31, 1997. Although the Company has worked diligently on preparing its financial statements and the remainder of its Annual Report on Form 10-K for the year ended December 31, 1997, additional time is required in order to complete the preparation of the financial statements and the remainder of the Annual Report on Form 10-K for the year ended December 31, 1997.
 Notwithstanding the Company's efforts, the Company's Annual Report on Form 10-K for the year ended December 31, 1997 could not be completed without unreasonable cost and expense. The Company will make every effort to complete its financial statements and the remainder of its Annual Report on Form 10-K for the year ended December 31, 1997 by
April 15, 1998, but there is no assurance that it will be able to do so.

Part IV -   OTHER INFORMATION (Significant Change in Results of
Operations)

     The Company expects to report a loss from operations for the year ended December 31, 1997 and will restate its results for each of the first three quarters of 1997 to report a loss from operations for each of those quarters. The amount of 1997 losses from operations has not yet been definitively determined and is subject to the completion of the audit of the Company's financial result for the year ended December 31, 1997. In addition, the Company's results are also expected to include certain one-time, non-cash, special charges unrelated to the issues of irregular revenue and expense recognition. These one-time special charges are related primarily to the impairment of intangibles and the carrying value of goodwill. The amount of special charges has not yet been definitively determined and is also subject to completion of the audit. The Company's results for the year ended December 31, 1997 will differ significantly from those reported by the Company for the year ended December 31, 1996, in which the Company reported a profit. A final determination of the Company's losses for the year ended December 31, 1997 have not yet been determined and is subject to the completion of the audit. Accordingly, it is not possible for the Company to provide an estimate of its results for the year ended December 31, 1997 at this time.